EXHIBIT G

SECURITIES AND EXCHANGE COMMISSION

(Release No.          )

____________, 1998

            Columbia Energy Group ("Columbia"), a holding company registered with the U. S. Securities and Exchange Commission ("Commission") under the Public Utility Holding Company Act of 1935, as amended (the "1935 Act" or Act"), and its wholly-owned subsidiary, Columbia Electric Corporation ("Columbia Electric"), 13880 Dulles Corner Lane, Herndon, VA 20171-4600, a Delaware Corporation, have filed an application seeking authority to invest up to $200 million in a qualifying facility that is currently under construction in Gregory, Texas.

            The filing and amendments thereto are available for public inspection through the commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in
writing by                , to the Secretary, Securities and Exchange
Commission, Washington, D.C. 20549, and serve a copy on the applicants-declarants at the address specified above. Proof of service (by affidavit or, in case of an attorney-at-law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the joint application-declaration, as filed or as it may be amended, may be permitted to become effective.

         For the Commission, by the Division of Investment Management, pursuant to delegated authority.

                                               Jonathan G. Katz
                                                  Secretary


                                       7